DENTONIA RESOURCES LTD
TSX-V : DTA
Suite #880 – 609 Granville Street, P.O. Box 10321 Pacific Centre,
Vancouver, BC. V7Y 1G5 Tel: (604) 682-1141 Fax: (604) 682-1144
Website: www.dentonia.net Email: dentonia@telus.net

October 27, 2006

File #82-627

Securities & Exchange Commission
Office of International Corporate Finance
450 – 5th Street NW
Washington, D.C.
20549

06018233

SUPPL

Dear Sirs/Mesdames:

Re: News Release dated October 27, 2006

Enclosed is a copy of our News Release dated October 27, 2006 for your records.

Please call our office if you have any questions.

Yours truly,

DENTONIA RESOURCES LTD.

Adolf A. Petancic
President

Enclosure

DENTONIA RESOURCES LTD

TSX-V : DTA

P.O. Box 10321 Pacific Centre, Suite #880 – 609 Granville Street,
Vancouver, BC. V7Y 1G5 Tel: (604) 682-1141 Fax: (604) 682-1144
Website: www.dentonia.net Email: dentonia@telus.net

October 27, 2006 For Immediate Release

Private Placement of 10,000,000 units @ $0.10 for Gross Proceeds of $1,000,000

Private Placement

Dentonia Resources Ltd. (Dentonia) announces that it has agreed to sell by way of non-brokered private placement 10,000,000 units at a price of $0.10 per unit, for gross proceeds of $1,000,000, some of these funds may be flow through.

The units will consist of one common share and one warrant, exercisable at $0.15 during the 1st year, and at $0.25 during the 2nd year.

A finder's fee of 10% of the gross proceeds realized is payable. All terms are subject to the approval of TSX Venture Exchange.

The subscription proceeds will be used for general working capital, the exploration of the DO27 and DO18 kimberlites, and the surrounding claims, further drilling at the Atkinson gold (Ontario), and the drilling of Thomlinson molybdenum (B.C.) prospects.

Comments with respect to Peregrine Diamonds Inc.'s Acquisition of Kettle River Resources Ltd.

Referring to their combined news release of October 26, 2006, to correct, at this stage no marketing agreement has been concluded among the various joint venture partners of the WO Diamond Project, any agreement will have to be negotiated on terms acceptable to all joint venture partners, including DHK Diamonds Inc., but in any event, it will be limited to the first five years of production.

Referring to the "right of first refusal", in the same news release, such right has been spelled out in the Shareholders Agreement of DHK Diamonds Inc. dated June 1, 1992, but is based on the premises that 3 equal shareholders making equal contributions to its operation and deal at arms-length with third parties and not, as in the proposed merger, have the operator, Peregrine Diamonds Inc. become a shareholder of DHK and exercise its rights as a shareholder of DHK, at the same time be the operator of WO Diamond Project, a direct conflict of interest, in such a case, all or part of the Shareholders Agreement may be voided under the rules of equity.

Valuation of Diamonds

At the date of this news release, no valuation of diamonds from last winter's bulk sample has been provided to the Joint Venture Partners.

A Joint Venture Partners' Meeting has now been postponed to Thursday, November 2, 2006.

DENTONIA RESOURCES LTD.

"Adolf A. Petancic"
Adolf A. Petancic
President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

DENTONIA RESOURCES LTD
TSX-V : DTA
Suite #880 – 609 Granville Street, P.O. Box 10321 Pacific Centre,
Vancouver, BC. V7Y 1G5 Tel: (604) 682-1141 Fax: (604) 682-1144
Website: www.dentonia.net Email: dentonia@telus.net

October 24, 2006 File #82-627

Securities & Exchange Commission
Office of International Corporate Finance
450 – 5th Street NW
Washington, D.C.
20549

SEC MAIL RECEIVED PROCESSING SECTION NOV 06 2006 WASH. D.C. 199

Dear Sirs/Mesdames:

Re: News Release dated October 24, 2006

Enclosed is a copy of our News Release dated October 24, 2006 for your records.

Please call our office if you have any questions.

Yours truly,

DENTONIA RESOURCES LTD.

Adolf A. Petancic
President

Enclosure

DENTONIA RESOURCES LTD

TSX-V : DTA

Suite #880 – 609 Granville Street, P.O. Box 10321 Pacific Centre
Vancouver, BC. V7Y 1G5 Tel: (604) 682-1141 Fax: (604) 682-1144
Website: www.dentonia.net Email: dentonia@telus.net

October 24, 2006 For Immediate Release

UPDATE
LIPTON CLAIMS, ATKINSON GOLD PROSPECT
PORCUPINE MINING DIVISION, ONTARIO

An eleven (11) hole diamond drill program, totaling 1,580 meters, is proposed to commence on the Lipton claims on October 26, 2006. Abitibi Helicopter and Bradley Bros. Limited, a drilling company, have been retained.

During February and March 2006, ten (10) diamond drill holes, totaling 1,493 meters were completed on the Lipton claims, to test geophysical targets and the gold mineralization in the area of Hole 96-3 (Better Resources: 10.7 g/t Au over 9 meters - 1996).

This year diamond drilling intersected significant gold concentrations (>500 ppb) in seven of the holes, with the best intersection in hole L-06-7, where samples taken between 96.5 and 104.2 meters averaged 14.01 g/t Au over a core length of 7.7 meters. The highest sample returned a value of 74.71 g/t Au over a core length of 1.0 meters in a sulphide bearing felsic tuff. If this result is cut to 30 g/t Au the composite average for the section is 8.21 g/t Au over 7.17 meters.

To date, the gold mineralization on the Lipton claims has been intersected in two stratigraphic horizons. The upper zone is hosted within mafic volcanic rocks located approximately 60 meters above the contact between graphitic chemical sediment and the underlying felsic volcanic rocks. The second zone is located at the graphite felsic volcanic contact. These two zones appear as parallel to sub parallel sheets (1 to 8 meters thick) that dip gently to the north and west. The proposed holes are designed to test the extension of the mineralization to the south of (L06-11) and to the west (L06-12) of the 1996 drilling; and to test the northern extension of the mineralized zones.

This type of disseminated mineralization is not unusual in "greenstone" gold deposits, e.g. La Ronde (Agnico Eagle) and the Hemlo deposits.

The Lipton property consists of 172 claims, including the 35 claims staked by Dentonia in May 2006, covering an area of 2,752 hectares.

The Lipton claims are located approximately 15km south of the Detour Lake Mine, which according to Pelangio Mine's news release of September 21, 2006, currently contains an indicated resources of 20,045,000 tonnes grading 2.14 gram per tonne gold or 1,379,500 ounces, and an inferred mineral resources of 35,435,000 tonnes grading 1.80 g/t Au containing 2,035,650 ounces.

According to the same news release, Pelangio and Detour Gold Corporation entered into an asset purchase agreement on August 21, 2006, whereby Pelangio's Detour Lake property (all of Detour Lake Mines related assets including block A, currently under option to Trade Winds Ventures Inc.) will be transferred to Detour Gold for 20,000,000 common shares of Detour Gold Corporation at a deemed price of $4.00 per share. Detour Gold Corporation, a newly formed company, is part of the Hunter Dickinson group of resource companies.

DENTONIA RESOURCES LTD.

"Adolf A. Petancic"

Adolf A. Petancic
President